

02003561

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 05 20
340

SEC FILE NUMBER
8-56716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PALMER, POLLACCHI & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 GREEN NEEDLES ROAD
(No. and Street)

LITTLETON	MA	01460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. GARRITY, CPA — 781-769-5522
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARRITY, JAMES J.
(Name — *if individual, state last, first, middle name*)

733 NEPONSET STREET	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, LIONEL R. POLLACCHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMER, POLLACCHH & CO., INC., as of DECEMBER 31, ~~19~~XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


MIGDALIA HOWARD
Notary Public, State of Florida
My comm. expires Jan. 13, 2006
No. DD 076760

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMER, POLLACCHI & CO., INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2001 and
December 31, 2000

CONTENTS

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

STATEMENTS

JAMES J. GARRITY
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 448
733 NEPONSET STREET
NORWOOD, MASSACHUSETTS 02062
(781) 769-5522 • (781) 769-4061

Independent Auditor's Report

To the Stockholders
Palmer, Pollacchi & Co., Inc.
15 Green Needles Road
Littleton, MA 01460

I have audited the accompanying balance sheets of Palmer, Pollacchi & Co., Inc. as of December 31, 2001 and December 31, 2000, and the related statements of income and retained earnings, cash flows, and changes in stockholders equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmer, Pollacchi & Co., Inc. at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

James J. Garrity CPA

Norwood, Massachusetts
February 5, 2002

PALMER, POLLACCHI & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the years ended December 31,

	2001	2000
Commission income	$ 154,407	$ 216,593
Commission expense	40,038	60,349
GROSS PROFIT	114,369	156,244
Selling and administrative expenses (including depreciation of $5,716 in 2001 and $5,716 in 2000)	205,424	132,334
INCOME (LOSS) FROM BROKERAGE OPERATIONS	(91,055)	23,910
Other Income (Expense):		
Investment income	7,899	9,272
Gain on disposition of assets	39,459	6,888
	47,358	16,160
INCOME BEFORE INCOME TAXES	(43,697)	40,070
Income tax provision (benefit):		
Federal - current	(5,110)	5,580
State - current	(180)	5,357
Federal -deferred	(2,005)	-
State - deferred	(3,388)	-
	(10,683)	10,937
NET INCOME	33,014	29,133
Retained earnings at beginning of year	148,447	119,314
RETAINED EARNINGS AT END OF YEAR	$ 115,433	$ 148,447

The accompanying notes are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000

	Common Stock	Paid-In Capital	Retained Earnings	Unrealized Gain (Loss)	Total
Balance December 31, 1999	$ 1,200	$ 43,350	$ 119,314	$ 224,967	$ 388,831
Net income 2000			29,133		29,133
Unrealized gain (loss) on available for sale securities - net of deferred tax				(55,298)	(55,298)
Balance December 31, 2000	1,200	43,350	148,447	169,669	362,666
Net income 2001			(33,014)		(33,014)
Unrealized gain (loss) on available for sale securities - net of deferred tax				(83,401)	(83,401)
Balance December 31, 2001	$ 1,200	$ 43,350	$ 115,433	$ 86,268	$ 246,251

The accompanying notes are an integral part of these financial statements.

NOTE A - BUSINESS ACTIVITIES

The Company is actively engaged in operations as a broker-dealer, specializing in the sale of mutual funds. Commissions, services, fees, etc., which the Company earns as a result of sales activities, are processed for the Company by the various mutual fund management companies. The Company does not maintain customer accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

The Company considers cash on hand, cash in banks, certificates of deposit, time deposits, and U.S. government and other short-term securities with maturities of three months or less when purchased as cash and cash equivalents.

Marketable Securities:

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires investments in equity securities that have readily determinable fair values and are not held principally for the purpose of selling in the near term to be classified as available-for-sale securities. As such, these investments are reported at fair value. Unrealized gains and losses are reported in shareholders' equity. Equity securities whose values are not readily determinable are reported at cost.

Available-for-Sale	Cost	Fair Value	Unrealized Holding Gains	Unrealized Holding Losses
Equity securities				
12/31/00	$ 68,175	$294,400	$ 234,630	$ 8,405
12/31/01	54,084	169,110	123,827	8,801
Net change in unrealized holding gains and losses			$(110,803)	$ 396

Property and Equipment:

Property and equipment is recorded at cost. Current acquisitions have been depreciated using the straight line method over their estimated useful lives for book purposes and accelerated methods for tax purposes. This resulted in additional book depreciation of $3,941 in 2001 and $2,766 in 2000. A deferred tax provision has not been established for this timing difference, since it is deemed immaterial.

NOTE C - DUE FROM STOCKHOLDER

This account, as reported on the balance sheet, represents a $5,000 advance to a stockholder in 1987 which has accrued simple interest at a rate of 12% through 1991 and 8% subsequently.

NOTE D - PROFIT SHARING PLAN

The company maintains a simplified employer profit sharing plan (SEP) which covers all eligible employees. Contributions are at management's discretion and amounted to $19,080 and $3,940 in 2001 and 2000.

NOTE E - LONG TERM DEBT

Long term debt consists of an installment loan dated September 24, 2000 and payable in sixty (60) monthly installments of $443 until maturity in September 2004. Such loan is collateralized by a motor vehicle. The loan bears interest at .9% annually. Principle payments amount to approximately $5,200 per year beginning in 2001.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $141,853, which was $136,853 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

PALMER, POLLACCHI & CO., INC.

SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES

For the years ended December 31,

	2001	2000
Auto and travel	$ 7,575	$ 9,045
Professional services	5,800	5,000
Sales promotion and meetings	11,880	11,127
Pension contributions	19,080	3,940
Dues and subscriptions	1,463	1,654
Provision for depreciation	5,716	5,716
Insurance	8,573	8,223
Salaries and wages - officers	127,201	71,200
Telephone and utilities	2,077	2,061
Licenses and fees	99	26
Taxes - payroll	8,902	5,858
Taxes - other	85	85
Postage	1,339	1,520
Rent	1,000	1,200
Office, maintenance and miscellaneous expenses	4,274	5,409
Contributions	360	270
	$205,424	$132,334

The accompanying notes are an integral part of these financial statements.

STATEMENTS

December 31, 2001 and 2000

STATEMENT RE: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is a broker-dealer in mutual fund transactions only who is exempt from this provision under rule 15c3-3(K)(1).

STATEMENT RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is a broker-dealer in mutual fund transactions only and does not maintain customer accounts or hold securities for customer accounts.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)(4)

There are no material differences in the computation of net capital under Sec. 240.15C3-1 as shown in this report and as reflected on the most recent Focus part IIA filing.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)

There were no material inadequacies found to exist in our examination of the financial statements of Palmer, Pollacchi & Co., Inc. at December 31, 2001 and 2000.

PALMER, POLLACCHI & CO., INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2001 and
December 31, 2000

James J. Garrity, CPA
733 Neponset Street
Norwood, MA 02062